UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Ambarella, Inc.

(Exact name of the registrant as specified in its charter)

Cayman Islands	001-35667	98-0459628
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3101 Jay Street, Santa Clara, California	95054
(Address of principal executive offices)	(Zip code)

Michael Morehead, General Counsel    (408) 734-8888

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

INFORMATION TO BE INCLUDED IN THE REPORT

Section 1 — Conflict Minerals Disclosure

ITEM 1.01 — Conflicts Minerals Disclosure and Report

Conflict Minerals Disclosure

The Conflict Minerals Report of Ambarella, Inc., a Cayman Islands corporation, for the calendar year ended December 31, 2017 is filed herewith as Exhibit 1.01 and is accessible through our website at: http://investor.ambarella.com/sec.cfm. The website and information accessible through it are not incorporated into this document.

ITEM 1.02 — Exhibits

The Conflict Minerals Report for the calendar year ended December 31, 2017 is filed as Exhibit 1.01.

Section 2 — Exhibits

Item 2.01 Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AMBARELLA, INC.

Date: May 30, 2018	By:	/s/ Michael Morehead
Michael Morehead General Counsel